Exhibit 99.1

Alcon Posts 12.5 Percent Rise in Second Quarter Sales

Second Quarter Highlights
•	Sales increased to $1.89 billion (+11.3 percent organic growth, +12.5 percent reported)
•	Adjusted operating income rose 19.5 percent (+18.8 percent reported)
•	Adjusted diluted EPS increased 14.4 percent to $2.22 (+13.9 percent to $2.21 reported)
•	Advanced technology intraocular lens sales rose 22.3 percent organically (+23.8 percent reported)
•	Glaucoma pharmaceutical sales increased 17.2 percent organically (+17.5 percent reported)
•	Sales in emerging markets rose 24.2 percent organically (+28.8 percent reported)
•	DuoTrav® combination ophthalmic solution launched in Japan
•	AcrySof® IQ ReSTOR® Toric received CE mark in European Union

HUENENBERG, Switzerland – July 26, 2010 – Alcon, Inc. (NYSE:ACL) reported that global sales rose 12.5 percent to $1.89 billion for the second quarter of 2010, or 11.3 percent excluding the impact of foreign exchange fluctuations and acquisitions.  Revenue from acquisitions added 40 basis points to sales growth in the quarter, while foreign currency fluctuations added 80 basis points of growth.
Net earnings for the second quarter of 2010 grew 15.1 percent to $670 million, or $2.21 per diluted share, compared to $582 million, or $1.94 per diluted share in the second quarter of 2009.  Non-GAAP adjusted net earnings would have grown 15.8 percent to $674 million, or $2.22 per diluted share, compared to second quarter 2009 net earnings.
Adjusted net earnings in the second quarter of 2010 exclude $4 million in other operating expenses related to the potential change of control and merger proposal from Novartis AG.  Reconciliations of reported and adjusted results for the second quarter are included in the financial tables below.
“Our strong performance in the first half of this year was driven by the successful global execution of our operational strategies and was further supported by a lower first half comparison period.  We have risen above the global reimbursement challenges in 2010 to achieve very positive organic sales growth at the Alcon group level and market share expansion of our key promoted brands on a global basis.  Key growth drivers like advanced technology intraocular lenses, glaucoma treatments and emerging markets are providing both near-term and durable long-term opportunities,” said Kevin Buehler, Alcon’s president and chief executive officer.  “These results and our outlook for the balance of the year reflect an improved market environment that we expect to support sustainable organic sales growth and operating leverage in the future.”

Sales Highlights
Summarized below are sales highlights for the second quarter of 2010. All growth comparisons are for the second quarter of 2010 compared to the second quarter of 2009. Organic sales growth rates exclude currency impacts and acquisitions and are non-GAAP measures that are reconciled in a table at the end of this release.

➢
U.S. sales increased 12.7 percent due to strong contributions from advanced technology AcrySof® intraocular lenses, healthy growth in glaucoma sales and the stronger seasonal impact of a severe allergy season on sales of Patanol® and Pataday® ophthalmic solutions and Patanase® nasal spray.  Sales growth included 90 basis points from acquisitions and also benefitted from a more favorable market environment when compared to the second quarter of 2009.

➢	Sales in international markets rose 10.8 percent on an organic basis (+12.3 percent reported) due to strong sales of pharmaceutical products and balanced contributions from most global markets.
o
Sales in emerging markets increased 24.2 percent on an organic basis (+28.8 percent reported), led by the BRIC nations (Brazil, Russia, India and China), which rose 28.9 percent organically (+40.0 percent reported).

o	International pharmaceutical sales rose 12.7 percent organically (+13.7 percent reported) with broadly-based growth in all therapeutic areas.
➢
Global sales of pharmaceutical products were $837 million, an increase of 16.5 percent on an organic basis (+17.4 percent reported), due to continued solid global performance of the glaucoma franchise and a severe allergy season in the United States.

o
Global glaucoma sales rose 17.2 percent organically (+17.5 percent reported). The Azopt® family of products (Azopt® and AZARGA® ophthalmic suspensions) increased 15.1 percent organically (+14.8 percent reported), led by continued market penetration of AZARGA® outside the United States.  Global sales of the TRAVATAN® family of products (TRAVATAN®, TRAVATAN Z® and DuoTrav® ophthalmic solutions) rose 13.8 percent on an organic basis (+14.3 percent reported).

o
Global sales of allergy products rose 31.9 percent on an organic basis (+32.5 percent reported) as the severe allergy season in the United States drove sales of Patanol® and Pataday® ophthalmic solutions.

➢
Global surgical sales increased 7.4 percent on an organic basis (+8.7 percent reported) to $823 million, primarily attributable to a 7.3 percent organic rise (+8.3 percent reported) in sales of intraocular lenses.

o
Global sales of advanced technology intraocular lenses rose 22.3 percent organically (+23.8 percent reported) on increasing adoption and utilization by cataract surgeons of the AcrySof® IQ ReSTOR® +3.0 lens and the AcrySof® IQ Toric lens.

➢	Global sales of consumer eye care products rose 7.7 percent on an organic basis (+9.2 percent reported) to $226 million on the strong global performance the Systane® family of lubricant eye drops.

Earnings Highlights
Summarized below are earnings highlights for the second quarter of 2010. All growth comparisons are for the second quarter of 2010 compared to the second quarter of 2009.
➢
Gross profit margin was consistent with management expectations at 77.4 percent compared to 75.3 percent in 2009.  The increase was primarily attributable to the impact of foreign exchange rates on cost of goods sold in each period.

➢
Operating income rose 18.8 percent to $751 million, or 39.8 percent of sales.  Non-GAAP adjusted operating income would have increased 19.5 percent to $755 million, or 40.0 percent of sales.  This performance was attributable to strong sales growth, positive price contribution and SG&A leverage, as well as the temporary impact of foreign exchange on gross profit margin.  Adjusted operating income in the second

➢	quarter of 2010 excludes $4 million in pre-tax other operating expenses related to the potential change of control and the merger proposal from Novartis.
➢
Net earnings in the second quarter of 2010 rose 15.1 percent to $670 million, or $2.21 per diluted share.  Non-GAAP adjusted net earnings would have risen 15.8 percent to $674 million, or $2.22 per diluted share.  Adjusted net earnings exclude $4 million in costs related to the potential change of control.

Other Highlights
➢
On July 6, 2010, the company announced it had entered into a definitive agreement to acquire LenSx Lasers, Inc., an ophthalmic laser surgery company that has developed a customizable, image-guided femtosecond laser.  This laser provides the surgeon with a complementary technology to perform certain steps in a cataract procedure with the precision of a laser instead of performing these steps manually with handheld instruments.

➢	On June 11, 2010, Alcon Japan Ltd. announced the launch in Japan of DuoTrav® combination ophthalmic solution for the treatment of glaucoma and ocular hypertension.
➢
The company has begun the transition to TRAVATAN Z® ophthalmic solution as its exclusive prostaglandin analogue (PGA) in the United States for the treatment of open-angle glaucoma and ocular hypertension.  TRAVATAN Z® is the only PGA available in the United States that does not contain benzalkonium chloride (BAK), a common preservative to which some patients are sensitive or allergic.

➢
The company received a CE mark in the European Union for the AcrySof® IQ ReSTOR® Toric intraocular lens for the correction of both presbyopia and astigmatism and for the WaveLight® FS-200 femtosecond laser for the creation of corneal flaps during refractive laser surgery.

➢	Systane® BALANCE lubricant eye drops, designed specifically for patients with meibomian gland dysfunction, was launched in the United States in July.
➢	On May 7, 2010, the company filed a drug approval application in selected European Union markets for a BAK-free formulation of TRAVATAN® ophthalmic solution.
➢	On May 20, 2010, the company filed a New Drug Application (NDA) with the U.S. Food and Drug Administration (FDA) for a new formulation of moxifloxacin for the treatment of bacterial conjunctivitis.
➢
The company filed an Abbreviated New Drug Application (ANDA) with the FDA on May 10, 2010 for a generic version of bromfenac sodium, a non-steroidal anti-inflammatory drug (NSAID) used to treat pain and swelling following eye surgery.

Financial Guidance
The company raised its full year 2010 guidance for organic sales growth from the mid-to-high single digits to the high single digits.  It also raised its earnings per share guidance to a range of $7.45 to $7.62.  The higher guidance includes the impact of European fiscal austerity actions, a currency headwind in the second half of the year and higher research and development spending on internal projects as well as business development initiatives.  The guidance includes the on-going impact of health care reform, which is expected to reduce full year 2010 sales by $20 million and earnings per share by $0.06.  Full year guidance excludes costs related to a potential change of control to and/or merger with Novartis and the first quarter impacts of a change in royalty estimate.  It also excludes the catch-up impact of the change in tax treatment of U.S. retiree medical expenses related to U.S. health care reform. The full year guidance assumes renewal of the U.S. Research and Experimentation tax credit in the fourth quarter of 2010 with retroactive application.

Company Description
Alcon, Inc. is the world’s leading eye care company, with sales of approximately $6.5 billion in 2009.  Alcon, which has been dedicated to the ophthalmic industry for 65 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contacts lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye.  Alcon operates in 75 countries and sells products in 180 markets.  For more information on Alcon, Inc., visit the Company’s web site at www.alcon.com.

# # #
Caution Concerning Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements principally relate to statements regarding the expectations of our management with respect to the future performance of various aspects of our business. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. Words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "hope," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties and are not intended to give any assurance as to future results. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: the development of commercially viable products may take longer and cost more than expected; changes in reimbursement procedures by third-party payers may affect our sales and profits; a weakening economy could affect demand for our products; competition may lead to worse than expected financial condition and results of operations; currency exchange rate fluctuations may negatively affect our financial condition and results of operations; completion of a potential change of control to Novartis; completion of a potential merger with Novartis; pending or future litigation, including with respect to a potential merger with Novartis, may negatively impact our financial condition and results of operations; litigation settlements may adversely impact our financial condition; the occurrence of excessive property and casualty, general liability or business interruption losses, for which we are self-insured, may adversely impact our financial condition; product recalls or withdrawals may negatively impact our financial condition or results of operations; government regulation or legislation may negatively impact our financial condition or results of operations; changes in tax laws or regulations in the jurisdictions in which we and our subsidiaries are subject to taxation may adversely impact our financial performance; supply and manufacturing disruptions could negatively impact our financial condition or results of operations. You should read this press release with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For more information, contact:

Doug MacHatton
Vice President,Treasury and
Investor and Public Relations
(817) 551-8974

doug.machatton@alconlabs.com

John Selzer
Director, Investor Relations
(817) 568-6166
john.selzer@alconlabs.com

www.alcon.com

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Earnings (Unaudited)
(in millions, except share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2010	2009	2010	2009

Sales	$1,886	$1,677	$3,607	$3,170
Cost of goods sold	426	415	818	769

Gross profit	1,460	1,262	2,789	2,401

Selling, general and administrative	508	468	1,000	940
Research and development	184	157	353	303
Amortization of intangibles	13	5	24	12
Other operating expenses	4	--	8	--

Operating income	751	632	1,404	1,146

Other income (expense):
Gain (loss) from foreign currency, net	(5)	9	(7)	(1)
Interest income	8	13	16	24
Interest expense	(2)	(5)	(5)	(10)
Other, net	16	2	36	6

Earnings before income taxes	768	651	1,444	1,165

Income taxes	98	69	201	131

Net earnings	$670	$582	$1,243	$1,034

Basic earnings per common share	$2.23	$1.95	$4.14	$3.46

Diluted earnings per common share	$2.21	$1.94	$4.09	$3.44

Basic weighted average common shares	300,453,325	298,744,287	300,218,403	298,663,437

Diluted weighted average common shares	303,645,943	300,638,975	303,618,180	300,328,778

ALCON, INC. AND SUBSIDIARIES
Global Sales
(USD in millions)

	Three Months Ended			Foreign	Change in
	June 30,			Currency	Constant
	2010	2009	Change	Change	Currency
Geographic Sales
Alcon United States:
Pharmaceutical	$471	$391	20.5%	--%	20.5%
Surgical	310	296	4.7	--	4.7
Consumer Eye Care	109	103	5.8	--	5.8

Total United States Sales	890	790	12.7	--	12.7

Alcon International:
Pharmaceutical	366	322	13.7	1.0	12.7
Surgical	513	461	11.3	1.5	9.8
Consumer Eye Care	117	104	12.5	2.9	9.6

Total International Sales	996	887	12.3	1.5	10.8

Total Global Sales	$1,886	$1,677	12.5	0.8	11.7

Global Product Sales
Infection/inflammation	$248	$208	19.2%	--%	19.2%
Glaucoma	322	274	17.5	0.3	17.2
Allergy	212	160	32.5	0.6	31.9
Otic/nasal	114	103	10.7	---	10.7
Other pharmaceuticals/rebates	(59)	(32)	N/M	N/M	N/M

Total Pharmaceutical	837	713	17.4	0.4	17.0

Intraocular lenses	313	289	8.3	1.0	7.3
Cataract/vitreoretinal/other	482	440	9.5	0.9	8.6
Refractive	28	28	--	--	--

Total Surgical	823	757	8.7	0.9	7.8

Contact lens disinfectants	123	116	6.0	0.8	5.2
Artificial tears	80	70	14.3	1.4	12.9
Other	23	21	9.5	4.7	4.8

Total Consumer Eye Care	226	207	9.2	1.5	7.7

Total Global Sales	$1,886	$1,677	12.5	0.8	11.7

N/M - Not Meaningful
Note: Change in constant currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales change is an important measure of the company’s operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices.  This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

ALCON, INC. AND SUBSIDIARIES
Global Sales
(USD in millions)

	Six Months Ended			Foreign	Change in
	June 30,			Currency	Constant
	2010	2009	Change	Change	Currency
Geographic Sales
Alcon United States:
Pharmaceutical	$808	$698	15.8%	--%	15.8%
Surgical	597	554	7.8	--	7.8
Consumer Eye Care	211	196	7.7	--	7.7

Total United States Sales	1,616	1,448	11.6	--	11.6

Alcon International:
Pharmaceutical	757	641	18.1	5.0	13.1
Surgical	998	876	13.9	5.3	8.6
Consumer Eye Care	236	205	15.1	7.3	7.8

Total International Sales	1,991	1,722	15.6	5.4	10.2

Total Global Sales	$3,607	$3,170	13.8	3.0	10.8

Global Product Sales
Infection/inflammation	$478	$410	16.6%	2.0%	14.6%
Glaucoma	625	507	23.3	3.0	20.3
Allergy	350	303	15.5	1.3	14.2
Otic/nasal	198	179	10.6	1.1	9.5
Other pharmaceuticals/rebates	(86)	(60)	N/M	N/M	N/M

Total Pharmaceutical	1,565	1,339	16.9	2.4	14.5

Intraocular lenses	604	537	12.5	3.6	8.9
Cataract/vitreoretinal/other	935	840	11.3	3.2	8.1
Refractive	56	53	5.7	1.9	3.8

Total Surgical	1,595	1,430	11.5	3.2	8.3

Contact lens disinfectants	238	222	7.2	2.7	4.5
Artificial tears	161	135	19.3	5.2	14.1
Other	48	44	9.1	4.6	4.5

Total Consumer Eye Care	447	401	11.5	3.8	7.7

Total Global Sales	$3,607	$3,170	13.8	3.0	10.8

N/M - Not Meaningful
Note: Change in constant currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales change is an important measure of the company’s operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices.  This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets (Unaudited)
(in millions, except share data)

	June 30,	December 31,
	2010	2009
Assets
Current assets:
Cash and cash equivalents	$2,295	$3,007
Short term investments	603	479
Trade receivables, net	1,411	1,346
Inventories	596	626
Deferred income tax assets	178	162
Other current assets	252	213

Total current assets	5,335	5,833

Long term investments	256	73
Property, plant and equipment, net	1,274	1,304
Intangible assets, net	533	255
Goodwill	690	688
Long term deferred income tax assets	369	391
Other assets	142	142

Total assets	$8,599	$8,686

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$330	$321
Short term borrowings	291	607
Current maturities of long term debt	57	--
Other current liabilities	1,106	1,047

Total current liabilities	1,784	1,975

Long term debt, net of current maturities	--	56
Long term deferred income tax liabilities	68	59
Other long term liabilities	719	691
Contingencies
Shareholders' equity:
Common shares	42	42
Additional paid-in capital	1,589	1,535
Accumulated other comprehensive income	17	203
Retained earnings	4,738	4,533
Treasury shares, at cost	(358)	(408)

Total shareholders' equity	6,028	5,905

Total liabilities and shareholders' equity	$8,599	$8,686

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows (Unaudited)
(in millions)

	Six months ended June 30,
	2010	2009

Cash provided by (used in) operating activities:
Net earnings	$1,243	$1,034
Adjustments to reconcile net earnings to cash provided from
operating activities:
Depreciation	104	92
Amortization of intangibles	24	12
Share-based payments	36	41
Tax benefits from share-based compensation	6	1
Deferred income taxes	(3)	65
Loss (gain) on sale of assets	(32)	55
Unrealized appreciation on trading securities	(5)	(66)
Other, net	4	6
Changes in operating assets and liabilities, net of effects from business acquisition:
Trade receivables	(136)	(144)
Inventories	(27)	(35)
Other assets	(15)	(2)
Accounts payable	20	18
Other current liabilities	78	31
Other long term liabilities	13	7

Net cash from operating activities	1,310	1,115

Cash provided by (used in) investing activities:
Purchases of property, plant and equipment	(142)	(139)
Acquisition of business, net of cash acquired	(157)	--
Purchases of intangible assets	(137)	(1)
Purchases of investments	(1,303)	(657)
Proceeds from sales and maturities of investments	972	717
Other, net	3	--

Net cash from investing activities	(764)	(80)

Cash provided by (used in) financing activities:
Net proceeds from (repayment of) short term debt	(269)	(187)
Repayment of long term debt	--	(1)
Dividends on common shares	(1,037)	(1,048)
Acquisition of treasury shares	(12)	(5)
Proceeds from exercise of stock options	56	10
Tax benefits from share-based payment arrangements	17	--

Net cash from financing activities	(1,245)	(1,231)

Effect of exchange rates on cash and cash equivalents	(13)	7

Net increase (decrease) in cash and cash equivalents	(712)	(189)

Cash and cash equivalents, beginning of period	3,007	2,449

Cash and cash equivalents, end of period	$2,295	$2,260

 ALCON, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Financial Measures
(in millions, except per share data)
	Operating Income
	Q2 2010	Q2 2009	Growth %	Q2 2010 % of Sales
As Reported	$ 751	$ 632	18.8%	39.8%
Change of Control Expenses	4	--
As Adjusted	$ 755	$ 632	19.5	40.0

	Net Earnings
	Q2 2010	Q2 2009	Growth %
As Reported	$ 670	$ 582	15.1%
Change of Control Expenses	4	--
As Adjusted	$ 674	$ 582	15.8

	Diluted EPS
	Q2 2010	Q2 2009	Growth %
As Reported	$ 2.21	$ 1.94	13.9%
Change of Control Expenses	0.01	--
As Adjusted	$ 2.22	$ 1.94	14.4

Note: Adjusted operating income, net earnings and adjusted diluted EPS measure the results of the company's operations without certain items that did not pertain to the comparable period. Management believes these measures are an important measure of the company’s operations because they provide investors with a clearer picture of the core operations of the company.  These measures are considered non-GAAP financial measures as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

ALCON, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Financial Measures

	Three Months Ended			Foreign
	June 30,			Currency	Acquisition	Organic
	2010	2009	Change	Change	Change	Change

Sales by Product Line:
Pharmaceutical	$837	$713	17.4%	0.4%	0.5%	16.5%
Surgical	823	757	8.7	0.9	0.4	7.4
Consumer Eye Care	226	207	9.2	1.5	--	7.7

Total Global Sales	$1,886	$1,677	12.5	0.8	0.4	11.3

Q2 2010 Sales	Change	Foreign Currency Change	Acquisition Change	Organic Change

United States	12.7%	--%	0.9%	11.8%
International markets	12.3	1.5	--	10.8
Emerging markets	28.8	4.6	--	24.2
BRIC nations	40.0	11.1	--	28.9
Glaucoma pharmaceuticals	17.5	0.3	--	17.2
Azopt® family	14.8	(0.3)	--	15.1
TRAVATAN® family	14.3	0.5	--	13.8
Allergy pharmaceuticals	32.5	0.6	--	31.9
Intraocular lenses	8.3	1.0	--	7.3
Advanced technology intraocular lenses	23.8	1.5	--	22.3

Note: Organic change calculates sales growth without the impact of foreign exchange fluctuations and acquisitions. Management believes organic sales change is an important measure of the company’s operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices.  This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.  Certain reclassifications have been made to prior year amounts to conform to current year presentation.